UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the Month of May, 2024

Commission File Number: 001-12033

Nymox Pharmaceutical Corporation
(Translation of registrant’s name into English)

Bay & Deveaux Streets, Nassau, The Bahamas

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40‑F.

Form 20-F ☒    Form 40-F ☐

Changes in Registrant’s Certifying Accountants

(a) Dismissal of Independent Registered Public Accounting Firm

On April 4, 2024, the Audit Committee and Board of Directors (the “Board”) of Nymox Pharmaceutical Corporation (the “Company”) approved the dismissal of TPS THAYER, LLC, formerly known as Thayer O’Neal Company, LLC (“TPS”), as the Company’s independent registered public accounting firm.

The audit reports of TPS on the Company’s financial statements as of and for the years ended December 31, 2023 and 2022 did not contain any adverse opinion or disclaimer of opinion nor were they qualified or modified as to uncertainty, audit scope or accounting principle, except as follows:

TPS’s report on the consolidated financial statements of the Company as of and for the year ended December 31, 2023 stated that the Company will continue as a going concern, and the Company has suffered recurring losses from operations, has shareholders’ deficit and negative working capital that raise substantial doubt about its ability to continue as a going concern. The going concern assessment is dependent upon the Company’s ability to raise capital and generate revenue and profits in the future. Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the financial statements.  These procedures also included, among others, testing management’s process for projecting cash flow requirements for the twelve months after the year end, testing the completeness and accuracy of underlying data and assumptions used in the projected cash flow analysis and their disclosure in the financial statements regarding their going concern.

During the years ended December 31, 2023 and 2022 and through the subsequent interim period to April 4, 2024, the date of TPS’s dismissal, there were no: (i) disagreements with TPS on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreements, if not resolved to the their satisfaction, would have caused them to make reference in connection with their opinion to the subject matter of the disagreements, or (2) reportable events.

The Company has provided TPS with a copy of the above disclosures and has requested that TPS furnish it with a letter addressed to the Securities and Exchange Commission stating whether or not TPS agrees with the above statements. A letter from TPS is attached as Exhibit 99.1 to this Form 6-K.

(b) New Independent Registered Public Accounting Firm

On April 4, 2024, the Board approved the engagement of M&K CPAS, PLLC (“M&K”) to serve as the Company’s new independent registered public accounting firm. Prior to the date of M&K’s engagement, the Company has not consulted with M&K regarding (i) the application of accounting principles to a specific completed or contemplated transaction, (ii) the type of audit opinion that might be rendered on the Company’s financial statements and neither a written report was provided to the registrant nor oral advice was provided that the new accountant concluded was an important factor considered by the registrant in reaching a decision as to the accounting, auditing or financial reporting issue; or (iii) any matter that was either the subject of a disagreement.

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EXHIBIT INDEX

Exhibit No.	Description

99.1	Response Letter from TPS

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 13, 2024

NYMOX PHARMACEUTICAL CORPORATION

By:	/s/ Paul Averback
Name:	Paul Averback
Title:	President and Chief Executive Officer

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